UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
TOM Online Inc.

(Name of Subject Company)
TOM Online Inc.
TOM Group Limited

(Names of Filing Persons)
Ordinary Shares, par value HK $0.01 per share
American Depositary Shares, each representing 80 Ordinary Shares

(Title of Class of Securities)
899728200 (Ordinary Shares)
US8897282005 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Peter Schloss TOM Online Inc. 8th Floor, Tower W3, Oriental Plaza No. 1 Dong Chang An Avenue Beijing, China 100738 Tel: (8610) 6528-3399	Angela Mak Soek Fun TOM Group Limited 48th Floor, The Center 99 Queen’s Road Central Hong Kong, China Tel: (852) 2121 7838

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: 44 20 7367 1601	Thomas B. Shropshire, Jr. Linklaters One Silk Street London EC24 8HQ United Kingdom Tel: +44 20 7456 2000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and
Communications on Behalf of Filing Persons)
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,993,687.98	$6,170.51

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,033,766,075 Scheme Shares (either directly or in the form of American Depositary Shares, each representing 80 Ordinary Shares), par value HK$0.01 per share, of TOM Online, which represents all shares outstanding on the date hereof and not owned by TOM Group Limited, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, at a purchase price of HK$1.52 per Ordinary Share or HK$121.60 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.81778 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 25, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.
Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

Introduction
This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and (2) TOM Group Limited, a company incorporated in the Cayman Islands with limited liability (collectively, the “Filing Persons”).
This Transaction Statement relates to the Proposals pursuant to which TOM Online will become a private company owned by TOM as to approximately 90.002%. The Proposals are comprised of a proposal to privatize TOM Online by way of a scheme of arrangement under Section 86 of the Companies Law of the Cayman Islands, as amended, to cancel all of the Scheme Shares, resulting in a reduction of the issued share capital of TOM Online, and to issue new shares to TOM or to a subsidiary of TOM, as TOM may direct. Concurrently with the implementation of the Share Proposal, Goldman Sachs, on behalf of TOM, is making a conditional offer to purchase for cancellation all the Outstanding TOM Online Share Options not exercised as of the Record Date, as explained in the Scheme Document.
The cross references below show the location in the Scheme Document relating to the Scheme which has been dispatched to TOM Online shareholders and ADS holders of the information required to be included in response to the items of Schedule 13E-3. The responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the

Scheme Document and the annexes thereto. Neither TOM Online nor TOM takes responsibility for the accuracy of any information not supplied by such Filing Person. Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meaning given to them in the Scheme Document.
Item 1. Summary Term Sheet.
The information set forth in Part I under the caption “Summary Term Sheet” in the Scheme Document is incorporated herein by reference.
Item 2. Subject Company Information.
(a)	Name and Address. The name of the subject company is TOM Online Inc. The address of TOM Online’s principal executive office is 8th Floor, Tower 3, Oriental Plaza, No. 1 Dong Chang An Avenue, Dong Cheng District, Beijing, China 100738. The telephone number of TOM Online’s principal executive office is (8610) 6528-3399. The information set forth in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies – 10.1 TOM Online” is incorporated herein by reference.

(b)	Securities. As of April 26, 2007, there were 4,259,654,528 Shares issued and outstanding (including 8,452,269 ADSs representing 676,181,520 Shares).

(c)	Trading Market and Price. The information set forth in Part VIII under the caption “Explanatory Memorandum – 8. Comparisons of Value – 8.1 Capital Value” in the Scheme Document is incorporated herein by reference.

(d)	Dividends. The information set forth in Part VIII under the caption “Explanatory Memorandum – 8. Comparisons of Value – 8.4 Dividends” in the Scheme Document is incorporated herein by reference.

(e)	Prior Public Offerings. None.

(f)	Prior Stock Purchases. None.
Item 3. Identity and Background of Filing Person.
(a)	Name and Address.
TOM Online Inc., the subject company, is a filing entity. The information set forth in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies – 10.1 TOM Online” in the Scheme Document is incorporated herein by reference.
TOM Group Limited, the offeror, is a filing entity. The information set forth in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies – 10.2 TOM” in the Scheme Document is incorporated herein by reference.
(b)	Business and Background of Entities. The information set forth in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies” in the Scheme Document is incorporated herein by reference.
None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).
None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
(c)	Business and Background of Natural Persons. The information set forth in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies” is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Merger or Similar Transaction.
(i)	A Brief Description of the Transaction. The information set forth in Part I under the caption “Summary Term Sheet” and Part VIII under the caption “Explanatory Memorandum – 2. Summary of the Scheme” in the Scheme Document is incorporated herein by reference.

(ii)	Consideration. The information set forth in Part VIII under the caption “Explanatory Memorandum – 2. Summary of the Scheme” in the Scheme Document is incorporated herein by reference.

(iii)	Reasons for the Transaction. The information set forth in Part VII under the caption “US Special Factors – 2. Purposes, Reasons for, and Benefits of the Proposals” in the Scheme Document is incorporated herein by reference.

(iv)	Vote Required for Approval. The information set forth in Part I under the caption “Summary Term Sheet – Conditions of the Scheme”; Part II under the caption “Questions and Answers – What vote is required from the Shareholders in order for the Scheme to be approved?”, Part IV under the caption “Letter from the Board – Conditions of the Share Proposal and the Scheme”; and Part VIII under the caption “Explanatory Memorandum – 3. Conditions of the Share Proposal and the Scheme” in the Scheme Document is incorporated herein by reference.

(v)	Material Differences in Rights of Security Holders. The information set forth in Part VIII under the caption “Explanatory Memorandum – 15. Registration and Payment” in the Scheme Document is incorporated herein by reference.

(vi)	Material Accounting Treatment. The information set forth in Part VII under the caption “US Special Factors – 4. Effect of the Proposals – 4.7 Material Accounting Treatment” in the Scheme Document is incorporated herein by reference.

(vii)	Material Federal Income Tax Treatment. The information set forth in Part VII under the captions “US Special Factors – 4. Effect of the Proposals – 4.8 US Federal Income Tax Consequences” in the Scheme Document is incorporated herein by reference.
(c)	Different Terms. The information set forth in Part VIII under the caption “Explanatory Memorandum – 15. Registration and Payment” in the Scheme Document is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth in Part VII under the caption “US Special Factors– 4. Effect of the Proposals – 4.6 No Appraisal Rights” in the Scheme Document is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
(a)	Transactions. The information set forth in Part VII under the caption “US Special Factors – 1. Special Factors — 1.1 Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth in Part VII under the caption “US Special Factors – 1. Special Factors – 1.1 Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth in Part VII under the caption “US Special Factors – 1. Special Factors – 1.1. Past Contacts, Transactions and Negotiations” in the Scheme Document is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in Part VII under the caption “US Special Factors –– 1. Special Factors – 1.2 Agreements Involving TOM Online’s Securities” in the Scheme Document is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(b)	Use of the Securities Acquired. The information set forth in Part VII under the caption “US

Special Factors – 4. Effects of the Proposals” and in Part VIII under the caption “Explanatory Memorandum – 11. Intentions of TOM With Regard to TOM Online” in the Scheme Document is incorporated herein by reference.

(c)	Plans. The information set forth in Part VIII under the caption “Explanatory Memorandum – 11. Intentions of TOM With Regard to TOM Online” in the Scheme Document is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
(a)	Purposes. The information set forth in Part VII under the caption “US Special Factors – 2. Purposes, Reasons for, and Benefits of the Proposals” in the Scheme Document is incorporated herein by reference.

(b)	Alternatives. The information set forth in Part VII under the caption “US Special Factors – 1. Special Factors — 1.1 Past Contacts, Transactions, Negotiations and Agreements” and “US Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposals” in the Scheme Document is incorporated herein by reference.

(c)	Reasons. The information set forth in Part VII under the caption “US Special Factors – 1. Special Factors — 1.1 Past Contacts, Transactions, Negotiations and Agreements” and “US Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposals” in the Scheme Document is incorporated herein by reference.

(d)	Effects. The information set forth in Part VII under the caption “US Special Factors – 4. Effects of the Proposals” in the Scheme Document is incorporated herein by reference.
Item 8. Fairness of the Transaction.
(a)	Fairness. The information set forth in Part VII under the caption “US Special Factors – 3. Fairness,” Part V under the caption “Letter from the Independent Board Committee” and Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth in Part VII under the caption “US Special Factors – 3. Fairness,” Part V under the caption “Letter from the Independent Board Committee” and Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in Part I under the caption “Summary Term Sheet – Conditions of the Scheme”, Part II under the caption “Questions and Answers – What vote is required from the Shareholders in order for the Scheme to be approved?”, Part IV under the caption “Letter from the Board – Conditions of the Share Proposal and the Scheme”, and Part VIII under the caption “Explanatory Memorandum – 3. Conditions of the Share Proposal and the Scheme” in the Scheme Document is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in Part VII under the caption “US Special Factors – 3. Fairness” and in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee” in the Scheme Document is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in Part VII under the caption “US Special Factors – 3. Fairness – 3.2 TOM Online” in the Scheme Document is incorporated herein by reference.

(f)	Other Offers. Not applicable.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
(a)	Report, Opinion or Appraisal. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee”, Part VII under the caption “US Special Factors – 3. Fairness – Summary of Report and Opinion of the Independent Financial Advisor” and Part VII under the caption “US Special Factors – 3. Fairness – 3.4 Goldman Sachs Presentations” in the Scheme Document is incorporated herein by reference.

(b)	Preparer and summary of the report, opinion or appraisal. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board

Committee”, Part VII under the caption “US Special Factors – 3. Fairness – Summary of Report and Opinion of the Independent Financial Advisor” and Part VII under the caption “US Special Factors – 3. Fairness – 3.4 Goldman Sachs Presentations” in the Scheme Document is incorporated herein by reference.

(c)	Availability of Documents. The information set forth in Part VI under the caption “Letter from the Independent Financial Adviser to the Independent Board Committee”, Part VII under the caption “US Special Factors – 3. Fairness” and Part VII under the caption “US Special Factors – 7. Where You Can Find More Information” in the Scheme Document is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in Part VII under the caption “US Special Factors – 5. Source and Amount of Funds or other Consideration – 5.1 Source of Funds” in the Scheme Document is incorporated herein by reference.

(b)	Conditions. The information set forth in Part VII under the caption “US Special Factors – 5. Source and Amount of Funds or other Consideration – 5.1 Source of Funds” in the Scheme Document is incorporated herein by reference.

(c)	Expenses. The information set forth in Part VII under the caption “US Special Factors – 5. Source and Amount of Funds or other Consideration — 5.2. Expenses” in the Scheme Document is incorporated herein by reference.

(d)	Borrowings. The information set forth in Part VII under the caption “US Special Factors – 5. Source and Amount of Funds or other Consideration – 5.1 Source of Funds” in the Scheme Document is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information set forth in Part VIII under the caption “Explanatory Memorandum –7. Shareholding Structure”, in Part VIII under the caption “Explanatory Memorandum – 10. Information on the Companies – 10.1 TOM Online” and in Appendix II under the caption “General Information – 3. Disclosure of Interests” in the Scheme Document is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in Appendix II under the caption “General Information – 3. Disclosure of Interests” in the Scheme Document is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in Part VIII under the caption “Explanatory Memorandum – 13. Interests of TOM and Parties Acting in Concert with TOM in the Scheme and Effects Thereon” in the Scheme Document is incorporated herein by reference.

(e)	Recommendations to Others. The information set forth in Part VII under the caption “US Special Factors – 3. Fairness – 3.1 TOM” but excluding the information set forth under the captions “Additional Matters”, and Part VIII under the caption “Explanatory Memorandum – 13. Interests of TOM and Parties Acting in Concert with TOM in the Scheme and Effects Thereon” in the Scheme Document is incorporated herein by reference.
Item 13. Financial Information.
(a)	Financial Information. The information set forth in Appendix I – Financial Information on the TOM Online Group is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.
Item 14. Persons / Assets, Retained, Employed, Compensated or Used.
(a)	Solicitations or Recommendations. The information set forth in Part VII under the caption “US Special Factors – 6. Persons/Assets Retained, Employed, Compensated or Used” in the Scheme Document is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth in Part VII under the caption “US

Special Factors – 6. Persons/Assets Retained, Employed, Compensated or Used” in the Scheme Document is incorporated herein by reference.
Item 15. Additional Information
     (b) Other Material Information. None.
Item 16. Exhibits.

Exhibit
Number	Description

(a)(3)	Scheme Document, dated April 30, 2007

(a)(5)(1)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(6)	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(b)(1)	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)	Letter from ING Bank N.V., the independent financial adviser to the Independent Board Committee of TOM Online, Inc., dated April 30, 2007

(c)(2)	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(d)(1)	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)	Form of proxy card of the Extraordinary General Meeting for Scheme Shareholders of TOM Online Inc.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM ONLINE INC.

By:	/s/ Peter Schloss

Name:	Peter Schloss
Title:	Director
Date:	April 30, 2007

TOM GROUP

By:	/s/ Angela Mak Soek Fun

Name:	Angela Mak Soek Fun
Title:	Director
Date:	April 30, 2007

Exhibit Index

Exhibit
Number	Description
(a)(3)	Scheme Document, dated April 30, 2007

(a)(5)(1)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(6)	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(b)(1)	Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)	Letter from ING Bank N.V., the independent financial adviser to the Independent Board Committee of TOM Online, Inc., dated April 30, 2007

(c)(2)	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(d)(1)	RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)	Form of proxy card of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)	Form of proxy card of the Extraordinary General Meeting for Scheme Shareholders of TOM Online Inc.